D. Boral Capital LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

July 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	rYojbaba Co., Ltd. (the “Company”)
Registration Statement on Form F-1
File No. 333-281225 (the “Registration Statement”)

Dear Mr. Nalbantian and Mr. King:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time on Thursday, July 31, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated May 8, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

D. BORAL CAPITAL LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking